Exhibit 99.1

uniQure Announces Financial Results for Third Quarter 2015 and Provides Update on Product Pipeline and Company Development

—Conference call today, at 8:30am ET (1:30pm GMT/2:30pm CET)—

Amsterdam, the Netherlands, November 30, 2015 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced financial results for the third quarter and nine months ending September 30, 2015, and provided an update on its development programs.

“In the last quarter uniQure and our collaborators, a consortium consisting of Institut Pasteur, INSERM, the French Muscular Dystrophy Association and Vaincre les Maladies Lysosomales, have clinically demonstrated proof-of-concept for safely treating a severe lysosomal storage disease, Sanfilippo B, with a gene therapy construct developed by uniQure. The study has shown encouraging signals of clinical benefit. By the second week of January 2016 we hope to announce preliminary top-line results in our Hemophilia B trial,” said Jörn Aldag, Chief Executive Officer of uniQure. “To accelerate our pipeline development we have added two therapeutic area leaders, Charles Richard, Senior Vice President, Neuroscience, and Deya Corzo, Senior Vice President, Liver/Metabolism, joining Patrick Most who leads our heart failure program partnered with BMS. Deya and Charlie will lead the preparation for two pivotal studies in 2016.”

Pipeline and Products

Hemophilia B Program Update

•                  The first cohort of five hemophilia B patients has been dosed in the Phase 1/2 study of AMT-060.

•                  In early January 2016, the Company plans to release preliminary, top-line data for the two patients who will have completed at least 12 weeks of treatment follow-up. The data readout will include safety results and FIX expression levels. No additional data from the remaining cohort patients or other measures of the trial will be reported at that time.

•                  The Company expects to report on the full results of the first cohort at a scientific conference during 1H 2016.

Sanfilippo B Program Update

•                  Positive one-year follow-up results from four Sanfilippo B patients participating in a Phase 1/2 clinical trial were presented by Prof. Marc Tardieu representing Institut Pasteur, uniQure’s collaborator, at the ESGCT and FSGT Collaborative Congress on September 19, 2015. The trial demonstrated durable increases in NAGLU expression in the cerebrospinal fluid (CSF) of 14% to 17% at 12-months post treatment. It also showed that incremental cognitive development was maintained in all four patients with no evidence of progressive brain atrophy. The trial provided the first clinical validation of the Company’s proprietary AAV5 vector effectively delivering a target gene into the CNS leading to durable expression of NAGLU protein in the CNS.

•                  Subsequently, Prof. Tardieu presented a post-hoc biochemical analysis of glycosaminoglycans (GAG) levels in the CSF using samples from the same four patients. The results were presented at the International Conference on Sanfilippo Syndrome and Related Lysosomal Storage Diseases in Geneva on November 27, 2015. A decrease of Heparan sulfate, a brain-predominant GAG and a substrate for the NaGlu enzyme, could not be detected in the CSF. This result resembles a previously published study by Ausseil and colleagues using uniQure’s AAV5 NAGLU gene therapy vector in a canine model of Sanfilippo B, where durable NAGLU expression in the dog brain resulted in significant reductions of brain tissue GAGs, although CSF GAGs were unchanged (previously unpublished). Given the encouraging positive clinical results previously reported, and the difficulty in interpreting CSF GAGs as a biomarker predictive of clinical benefit, uniQure is aggressively moving forward with its plans to complete the in-license of the data from the Company’s collaborator, prepare the future pathway with regulatory authorities and complete close follow-up of the patients through the end of the 30-month study, expected around year-end 2016.

Glybera Program Update

•                  On October 28, 2015, the Charité University Clinic in Berlin, Germany, announced the treatment of the first patient with Glybera as a commercially-available gene therapy, enabled by uniQure’s commercialization partner in the EU, Chiesi Farmaceutici.

•                  During the three month period ended September 30, 2015, the Company recorded a one-time, non-cash impairment charge of €11.6 million associated with certain intangible assets related to Glybera. The impairment was due to a reduction in the estimated number of patients to be treated with Glybera.

•                  uniQure has decided not to pursue U.S. regulatory approval of Glybera, in order to maintain the Company’s focus on its three core therapeutic areas. The Company will continue to meet all of its obligations to its partner Chiesi and all EMA obligations including the execution of a post-approval phase IV clinical trial, and the continuation of the patient registry (GENIALL) to assess the long-term clinical benefit of Glybera.

Corporate Updates

Strategic Collaboration with Bristol-Myers Squibb

•                  On August 10, 2015, uniQure announced the receipt of an additional $53 million from Bristol-Myers Squibb in accordance with the companies’ collaboration agreement. Included in the total was a $15 million target designation fee triggered by Bristol-Myers Squibb’s selection of three new collaboration targets, in addition to S100A1 for congestive heart failure. Bristol-Myers Squibb also acquired an additional 1.3 million ordinary shares of uniQure priced at $29.67 per share, providing aggregate net proceeds to the Company of approximately $38 million. The purchase price represented an approximately 26% premium over uniQure’s closing price per ordinary share on August 7, 2015. After this second equity closing, Bristol-Myers Squibb owns 9.9% of uniQure’s outstanding ordinary shares. To date, uniQure has received a total of $140 million from Bristol-Myers Squibb in the context of the agreement.

Other Corporate Developments

•                  Infrastructure: uniQure’s 50,000 sq. ft., fully scalable gene therapy manufacturing plant in Lexington, Massachusetts is now operational and research batches are being produced.

•                  Human Resources: In July, uniQure announced the appointment of Charles W. Richard, M.D., Ph.D., to the position of Senior Vice President, Research and Development, Neuroscience, to lead the Company’s growing portfolio of gene therapies targeting neurological diseases, including current clinical trials for the treatment of Sanfilippo B syndrome and Parkinson’s disease as well as preclinical programs in Huntington’s disease and other rare CNS disorders.

•                  Also in July, Deya Corzo, M.D., who joined the Company in Spring 2014 as Vice President, Medical Affairs, was promoted to Senior Vice President, Therapeutic Area Head, Liver/Metabolism. She leads the efforts for the hemophilia B clinical trial program as well as research and development for hemophilia A.

•                  Hans Preusting, Chief Business Officer, has decided to pursue new entrepreneurial opportunities. He will remain available as a consultant following his departure in January 2016.

“Hans has been an outstanding operations and business development executive for us over the last 9 years and I have greatly enjoyed working with him as we crafted both large-scale strategic partnerships and innovative agreements with our scientific collaborators. All of us at uniQure wish him the very best and thank him for all his contributions to the growth of the company,” added Mr. Aldag.

Financial Highlights

As of September 30, 2015, the Company held cash and cash equivalents of €214.5 million, compared with €53.2 million as of December 31, 2014. The increase was due to the consideration received from BMS during the period, offset in part by cash used in research, development and general corporate activities. Revenue for the three months ended September 30, 2015 was €3.2 million, compared with €1.0 million for the comparable period in 2014. For the nine months ended September 30, 2015, licensing and collaboration revenues were €5.9 million, compared with €3.2 million for the same period of 2014. These revenues are primarily related to the Company’s collaboration agreements with Bristol-Myers Squibb and Chiesi, as well as Glybera product sales, which commenced in the third quarter of 2015.

Research and development expenses were €11.9 million for the three months ended September 30, 2015, compared to €9.5 million for the comparable period in 2014. For the nine months ended September 30, 2015, research and development costs were €32.7 million compared with €23.7 million for the same period of 2014. The increase is related to the continuation of uniQure’s Phase I/II clinical study of AMT-060 in hemophilia B, the continued progression of uniQure’s other product candidates and increased activity in the Company’s U.S. facility.

Selling, general and administrative expenses were €4.8 million for the three months ended September 30, 2015, compared with €3.2 million for the comparable period in 2014. Selling, general and administrative costs for the nine months ended September 30, 2015 were €13.5 million, compared with €8.0 million for the comparable period in 2014. The increase was primarily due to expenses related to consultants and professional fees associated with business development, expenses related to the Company’s follow-on offering conducted in April 2015 and other general and administrative activities.

Other gains/losses were a loss of €1.6 million for the three months ended September 30, 2015, compared to a gain of €3.6 million for the comparable period in 2014. For the nine months ended September 30, 2015, the gains/losses were a loss of €2.5 million compared with a gain of €3.7 million in the same period of 2014. The loss was primarily attributable to the impact of foreign currency exchange rates on the Company’s dollar-denominated deposits and the periodic revaluation of outstanding warrants.

In the third quarter of 2015, the Company incurred a one-time, non-recurring impairment charge on certain Glybera-related intangible assets of €11.6 million related to the revision of the Company’s forecasted number of patients treated with Glybera and certain reimbursement-related developments in Europe.

The net loss for the third quarter of 2015 was €25.8 million, or €1.08 per share, compared with €9.1 million, or €0.51 per share, for the third quarter of 2014. The net loss for the nine months ended September 30, 2015 and 2014 were €57.4 million, or €2.69 per share, and €25.9 million, or €1.54 per share, respectively. Excluding the one-time impairment charge incurred in the third quarter of 2015, the net loss for the third quarter of 2015 was €14.2 million, or €0.67 per share, and the net loss for the nine months ended September 30, 2015 was €45.7 million, or €2.14 per share.

For further financial information for the period ending September 30, 2015, please refer to the financial statements appearing at the end of this release.

Webcast

uniQure will host a webcast and conference call today at 8:30 am ET to present the Q3 Results 2015 and report on current developments. To access the conference call information and the webcast, log on to the “Events” section on the “Media” page of uniQure’s website, at http://www.uniqure.com/news/calendar-of-events. A replay of the webcast will be available on uniQure’s website for at least 72 days following the event.

About uniQure

uniQure is delivering on the promise of gene therapy — single treatments with potentially curative results. We are leveraging our modular and validated technology platform to rapidly advance a pipeline of proprietary and partnered gene therapies to treat patients with CNS, liver/metabolic and cardiovascular diseases. www.uniQure.com

uniQure Forward-Looking Statement

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions.

Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the future development of our programs in Sanfilippo B, hemophilia B and cardiovascular diseases, the success of our collaboration with Bristol-Myers Squibb, and the risk of cessation, delay or lack of success of any of our ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with collaboration arrangements, our and our collaborators’ clinical development activities, regulatory oversight, product commercialization and intellectual property claims, as well as the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s 2014 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2015. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

CONTACT

uniQure:

Aicha Diba

Investor Relations

Direct : +31 20 240 6110

Main: +31 20 240 6000

a.diba@uniQure.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical

Direct: +49 172 861 8540

Main: +49 89 2424 3494 or

+1 781 235 3060

gschweitzer@macbiocom.com

UNIQURE N.V.

Unaudited Condensed Consolidated Balance Sheets

(€ in thousands)

		DECEMBER 31,	SEPTEMBER, 30
	NOTE	2014	2015
Assets
Non-current assets
Goodwill	8,9	1,342	1,342
Intangible assets other than Goodwill	8,9	16,368	7,362
Property, plant and equipment	7	19,667	22,627
Other non-current assets	10	1,022	1,108
Total non-current assets		38,399	32,439
Current assets
Receivables from related parties	11	2,426	5,142
Trade and other receivables	11	1,542	2,166
Inventories	12	200	411
Cash and cash equivalents	13	53,219	214,494
Total current assets		57,387	222,213
Total assets		95,786	254,652
Equity
Share capital		905	1,211
Share premium		206,111	344,376
Other reserves		17,149	23,318
Accumulated deficit		(181,081)	(238,450)
Total equity	14	43,084	130,455
Liabilities
Non-current liabilities
Borrowings	16	16,418	13,313
Derivative financial instruments - related parties	16	—	740
Financial lease liabilities	16,26	134	—
Deferred rent	26	5,658	5,711
Deferred revenue	17	15,387	77,043
Deferred tax liabilities	9	1,379	1,349
Contingent considerations	9	1,454	2,061
Total non-current liabilities		40,430	100,217
Current liabilities
Trade and other payables	15	9,617	12,090
Derivative financial instruments - related parties	16	645	1,268
Borrowings	16	—	4,636
Borrowings - derivative	16	207	357
Deferred rent	26	475	550
Deferred revenue	17	1,328	5,079
Total current liabilities		12,272	23,980
Total liabilities		52,702	124,197
Total equity and liabilities		95,786	254,652

UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(€ in thousands, except share and per share data)

		THREE MONTHS ENDED		NINE MONTHS ENDED
		SEPTEMBER 30,		SEPTEMBER 30,
	NOTE	2014	2015	2014	2015
		(€ in thousands)
License revenues	17	221	1,041	662	1,754
Collaboration revenues	17	780	1,809	2,551	3,818
Product sales	17	—	300	—	300
Total revenues		1,001	3,150	3,213	5,872
Cost of goods sold		—	(428)	—	(428)
Other income		208	186	598	532
Research and development expenses	18	(9,514)	(11,933)	(23,740)	(32,652)
Selling, general and administrative expenses	19	(3,218)	(4,835)	(8,035)	(13,503)
Impairment of intangible assets	8	—	(11,640)	—	(11,640)
Other gains / losses, net	20	3,630	(1,552)	3,694	(2,548)
Total operating costs		(8,894)	(30,202)	(27,483)	(60,239)
Operating result		(7,893)	(27,052)	(24,270)	(54,367)
Finance income		54	5	125	70
Finance expense	22	(1,220)	1,173	(1,734)	(3,102)
Finance income/(expense)—net		(1,166)	1,178	(1,609)	(3,032)
Result before corporate income tax		(9,059)	(25,874)	(25,879)	(57,399)
Corporate income taxes		—	30	—	30
Net loss		(9,059)	(25,844)	(25,879)	(57,369)
Items that may be subsequently reclassified to profit or loss
Currency translation differences on foreign operations		703	(159)	693	927
Other comprehensive income/(loss)	21	703	(159)	693	927
Total comprehensive loss		(8,356)	(26,003)	(25,186)	(56,442)
Loss per share attributable to the equity holders of the Company during the year:
Basic and diluted loss per share	24	(0.51)	(1.08)	(1.54)	(2.69)

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity/Deficit

(€ in thousands)

		Total
		Share	Share	Other	Accumulated	Total
	Note	Capital	Premium	Reserves	Deficit	Equity/Deficit
Balance at January 1, 2014		610	142,459	6,536	(144,041)	5,564
Result for the period		—	—	—	(25,868)	(25,868)
Other comprehensive income/(loss)		—	—	693	(10)	683
Total comprehensive loss		—	—	693	(25,878)	(25,185)
Capital contributions		282	64,020	—	—	64,302
Share issuance costs		—	(668)	—	—	(668)
Share based payment/expense		—	—	7,193	—	7,193
Balance at September 30, 2014		892	205,811	14,422	(169,920)	51,205
Result for the period		—	—	—	(11,170)	(11,170)
Other comprehensive income		—	—	456	9	465
Total comprehensive loss		—	—	456	(11,161)	(10,705)
Capital contributions		13	300	—	—	313
Share based payment/expense			—	2,271	—	2,271
Balance at December 31, 2014	14	905	206,111	17,149	(181,081)	43,084
Result for the period		—	—	—	(57,369)	(57,369)
Other comprehensive income		—	—	927	—	927
Total comprehensive loss		—	—	927	(57,369)	(56,442)
Capital contributions		306	138,877	—	—	139,183
Share issuance costs			(612)			(612)
Share based payment/expense		—	—	5,242	—	5,242
Balance at september 30, 2015	14	1,211	344,376	23,318	(238,450)	130,455

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

(€ in thousands)

		NINE MONTHS ENDED
		September 30,
	NOTE	2014	2015
Cash flow from operating activities
Net loss		(25,879)	(57,369)
Adjustments for:
Depreciation	7	859	2,872
Amortization on intangibles assets	7	—	274
Impairment of intangible assets	8	—	11,640
Lease incentive	26	4,854	129
Loss/(gain) on derivatives	16	(574)	164
Loss/(gain) on foreign exchanges		(2,545)	3,160
Other non-cash items		(1)	606
Share-based expenses	23	7,193	5,242
Changes in trade and other receivables		(142)	(3,339)
Movement in inventories	12	326	(210)
Changes in trade and other payables	15	(1,812)	(5,234)
Changes in deferred revenue and provisions		(635)	65,407
Initial recognition of warrants	3	—	2,622
Movement in other liabilities		1,209	2,435
Interest (income) / expense		1,035	1,504
Cash (used in) / generated by operations		(16,112)	29,903
Interest paid		(807)	(1,404)
Net cash (used in) / generated by operating activities		(16,919)	28,499
Cash flow from investing activities
Purchases of property, plant and equipment	7	(13,365)	(3,289)
Purchases of intangible assets	8	(2,129)	(2,908)
Interest received		95	70
Acquisition of businesses		(1,463)	—
Net cash used in investing activities		(16,862)	(6,127)
Cash flow from financing activities
Proceeds from shares issued	14	62,786	137,909
Share issuance cost	14	(668)	(612)
Proceeds from Borrowings	16	7,184	—
Payments of finance lease	16	(116)	(125)
Net cash generated from financing activities		69,186	137,172
Net increase in cash, cash equivalents and bank overdrafts		35,405	159,544
Currency effect cash and cash equivalents		3,567	1,731
Cash, cash equivalents and bank overdrafts at beginning of the period		23,810	53,219
Cash, cash equivalents and bank overdrafts at end of the period		62,782	214,494